SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13D-101)

  Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            Electric Fuel Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   284871-10-0
                                 (CUSIP number)

                                 Miriam Toledano
                       I.E.S. Electronics Industries Ltd.
                              32 Ben-Gurion Street
                             Ramat-Gan 52573, Israel
                                 972-3-753-0755
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP  No. 284871-10-0              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) IES Technologies Inc., IRS # 84-1334089

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                      (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS OO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)      [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF          7.  SOLE VOTING POWER                  0
SHARES
BENEFICIALLY       8.  SHARED VOTING POWER                2,188,971 (1)
OWNED BY EACH
REPORTING          9.  SOLE DISPOSITIVE POWER             0
PERSON
WITH               10. SHARED DISPOSITIVE POWER           2,188,971 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,188,971 (1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES           [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%(2)

14.  TYPE OF REPORTING PERSON

            CO



(1) Includes 563,971 shares issuable upon conversion of convertible note of the Issuer. See Item 5.

(2) Based on 35,313,806 shares of Common Stock outstanding (34,749,835 shares outstanding as of November 10, 2002, as disclosed by the Issuer in its Amendment No.2 to the Registration Statement on Form S-3 filed with the Commission on November 21, 2002 (File No. 333-99673) and 563,971 shares issuable upon conversion of convertible note). See Item 5.



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CUSIP  No. 284871-10-0              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) IES Technologies Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                      (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF          7. SOLE VOTING POWER                  0
SHARES
BENEFICIALLY       8. SHARED VOTING POWER                2,188,971 (1)
OWNED BY
EACH               9. SOLE DISPOSITIVE POWER             0
REPORTING PERSON
WITH              10. SHARED DISPOSITIVE POWER           2,188,971 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,188,971 (1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%(2)

14.  TYPE OF REPORTING PERSON

            CO

(1) Includes 563,971 shares issuable upon conversion of convertible note of the Issuer. See Item 5.

(2) Based on 35,313,806 shares of Common Stock outstanding (34,749,835 shares outstanding as of November 10, 2002, as disclosed by the Issuer in its Amendment No.2 to the Registration Statement on Form S-3 filed with the Commission on November 21, 2002 (File No. 333-99673) and 563,971 shares issuable upon conversion of convertible note). See Item 5.



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CUSIP  No. 284871-10-0              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) IES Electronics Industries Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                      (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF          7. SOLE VOTING POWER                  0
SHARES
BENEFICIALLY       8. SHARED VOTING POWER                2,188,971 (1)
OWNED BY
EACH               9. SOLE DISPOSITIVE POWER             0
REPORTING PERSON
WITH              10. SHARED DISPOSITIVE POWER           2,188,971 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,188,971 (1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%(2)

14.  TYPE OF REPORTING PERSON

            CO


(1) Includes 563,971 shares issuable upon conversion of convertible note of the Issuer. See Item 5.

(2) Based on 35,313,806 shares of Common Stock outstanding (34,749,835 shares outstanding as of November 10, 2002, as disclosed by the Issuer in its Amendment No.2 to the Registration Statement on Form S-3 filed with the Commission on November 21, 2002 (File No. 333-99673) and 563,971 shares issuable upon conversion of convertible note). See Item 5.


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Item 1. Security and Issuer

         This Amendment No. 2 supplements and amends the Schedule 13D dated August 8, 2002 and originally filed with the Securities and Exchange Commission on August 12, 2002, as amended on October 28, 2002 (the "Original Filing"), and relates to the shares of Common Stock, $ 0.01 par value each (the "Common Stock"), of Electric Fuel Corporation, a Delaware corporation (the "Issuer") whose principal executive offices are located at 632 Broadway, Suite 301, New York, New York 10012.

Item 2.  Identity and Background

         This Amendment No. 2 to the Original Filing is filed jointly on behalf of IES Technologies Inc. (formerly IES Electronic Industries USA Inc.) ("IES USA"), IES Technologies Ltd. (formerly IES Interactive Training Ltd.) ("Interactive") and IES Electronics Industries Ltd. (the "Parent"). IES USA, Interactive and the Parent are collectively referred to herein as the "Reporting Persons" and individually, as a "Reporting Person."

Item 3.  Source and Amounts of Funds or Other Consideration

         The information contained in Item 3 of the Original Filing is hereby amended by adding the following:

         On January 6, 2003, the Issuer publicly announced that, among other things, on December 31, 2002, the Issuer entered into a Securities Purchase Agreement with three institutional investors (the "Investors"), pursuant to which it has issued and sold to the Investors secured convertible debentures and warrants to purchase shares of Common Stock (the "Offering").

         In connection with the Offering, on January 2, 2003, the Reporting Persons entered into a Debt Rescheduling Agreement with the Issuer and Electric Fuel (E.F.L) Ltd., a wholly owned subsidiary of the Issuer, pursuant to which, among other things, (1) a Promissory Note in the principal amount of $1,000,000 and due on June 30, 2003 that was issued to IES USA in connection with the Asset Purchase Agreement (as defined in the Original Filing) will be retired in exchange for a payment of $750,000 to the Reporting Persons; (2) a promissory note in the principal amount of $400,000 and due on December 31, 2003 will be amended to reflect a principal amount of $450,000 (the "Promissory Note"); (3) a convertible promissory note (the "Convertible Note" and together with the Promissory Note, the "Notes") in the principal amount of $400,000 and due on June 30, 2004 (the "Maturity Date") which is convertible, at the option of the holder, into shares of Common Stock at a conversion rate of $2.00 per share during the 30 days prior to the Maturity Date (to the extent that the Convertible Note has not been prepaid prior to holder's exercise of its conversion right) will be amended to (i) reflect a principal amount of $450,000,
(ii) be convertible at any time until the Maturity Date (to the extent that the Convertible Note has not been prepaid prior to holder's exercise of its conversion right), and (iii) reset the conversion rate of the Convertible Note to $0.75 as to the first $150,000 of the principal amount, to $0.80 as to the second $150,000 of the principal amount, and to $0.85 as to the final $150,000 of the principal amount. The Issuer also agreed to register the shares of Common Stock issuable upon conversion of the Convertible Note; and (4) the Issuer will grant to the Reporting Persons a security interest in shares of two of the Issuer's affiliates in order to secure repayment of the amounts due under the Notes.

         The foregoing description of the Convertible Note is qualified in its entirety by reference to the form of the Convertible Note itself, a copy of which is attached to this report as Exhibit 2 hereto, and is incorporated herein by reference.


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Page 6

Item 4.  Purposes of Transaction

         The information contained in Item 4 of the Original Filing is hereby amended by adding the following:

         In connection with the Offering (as defined in Item 3 above), on December 31, 2002, IES USA entered into a Securities Purchase Agreement with the Issuer and the Investors (the "Securities Purchase Agreement"), pursuant to which, among other things, (1) IES USA sold to the Investors 1,625,000 shares of Common Stock at a purchase price of $0.50 per share (or $0.48 per share, net of commission fees); (2) the Investors were granted an option (the "Option") to purchase up to 1,500,000 shares of Common Stock held by IES USA for a purchase price of $0.50 per share. The Option is exercisable, in whole or in part (subject to minimum exercise requirements), at any time until 6:30 p.m. (New York time) on August 18, 2003; (3) IES USA assigned to the Investors all of its registration rights with respect to the sold shares and the shares underlying the Option pursuant to a certain Registration Rights Agreement dated as of August 2, 2002 by and between IES USA and the Issuer; and (4) IES USA agreed not to sell or dispose any of its shares of Common Stock (except for 125,000 shares of Common Stock) until 6:30 p.m. (New York time) on August 18, 2003 (the "Lock-Up").

         The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement itself, a copy of which is attached to this report as Exhibit 3 hereto, and is incorporated herein by reference.

         The Reporting Persons intend to review on a continuing basis their investment in the shares of Common Stock and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, disposing of the shares, in whole or in part, at any time, subject to the Option, the Lock-Up and applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

Item 5.  Interest in the Securities of the Issuer

         The information contained in Item 5 of the Original Filing is hereby amended in its entirety by replacing it with the following:

         The information given hereinbelow is based on 35,313,806 shares of Common Stock outstanding (34,749,835 shares outstanding as of November 10, 2002 (excluding 555,333 shares of Common Stock held as treasury shares), as disclosed by the Issuer in its Amendment No.2 to the Registration Statement on Form S-3 filed with the Commission on November 21, 2002 (File No. 333-99673) and 563,971 shares issuable upon conversion of the Convertible Note, convertible within 60 days as of the date hereof):

(a) Following the disposition by IES USA of shares of Common Stock described in response to Item 4 above, the Reporting Persons, as a group, beneficially own 2,188,971 shares of Common Stock (including 563,971 shares issuable upon conversion of the Convertible Note), representing approximately 6.2% of the Issuer's outstanding shares of Common Stock.

(b) Subject to Items 4 and 5(a) above, the Reporting Persons have shared power to vote or to direct to vote, and, subject to the shares underlying the Option and Lock-Up, shared power to dispose or direct the disposition of, 2,188,971 shares of Common Stock (including 563,971 shares issuable upon conversion of the Convertible Note).

(c) Other than the transactions described in Items 3 and 4 above, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer

         The information contained in Item 6 of the Original Filing is hereby amended by adding the following:

         See the description in Items 3 and 4 above, with respect to the Convertible Note and the Option (as such terms are defined above).


Item 7.  Materials to be Filed as Exhibits

         The information contained in Item 7 of the Original Filing is hereby amended as follows:

            Exhibit 1. Convertible Promissory Note of Electric Fuel Corporation in the principal amount of $400,000 dated August 2, 2002.*

            Exhibit 2. Form of Convertible Promissory Note of Electric Fuel Corporation in the principal amount of $450,000 dated August 2, 2002.**

            Exhibit 3. Securities Purchase Agreement dated December 31, 2002, by and among IES Technologies, Inc., the Issuer and the Investors.

            Exhibit 99.1    Joint Filing Agreement dated as of August 12, 2002.*

         * Already filed by the Reporting Persons as exhibit to Amendment No.1 to Schedule 13D filed with the Commission on October 28, 2002.

         ** This Convertible Note will replace the Convertible Note attached as
            Exhibit 1 above.



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Page 8
                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 9, 2003                  IES Technologies Inc.


                                       By:    /s/ Jonathan Teutsch

                                       Name:  Jonathan Teutsch
                                       Title: Director



                                       IES Technologies Ltd.


                                       By:    /s/ Miriam Toledano
                                       Name:  Miriam Toledano
                                       Title: Director



                                       IES Electronics Industries Ltd.


                                       By:    /s/ Haim Geyer
                                       Name:  Haim Geyer
                                       Title: Chairman of the Board of Directors





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EXHIBIT INDEX

            Exhibit 1. Convertible Promissory Note of Electric Fuel Corporation in the principal amount of $400,000 dated August 2, 2002.*

            Exhibit 2. Form of Convertible Promissory Note of Electric Fuel Corporation in the principal amount of $450,000 dated August 2, 2002.**

            Exhibit 3. Securities Purchase Agreement dated December 31, 2002, by and among IES Technologies, Inc., the Issuer and the Investors.


            Exhibit 99.1  Joint Filing Agreement dated as of August 12, 2002.*


         * Already filed by the Reporting Persons as exhibit to Amendment No. 1 to Schedule 13D filed with the Commission on October 28, 2002.

         ** This Convertible Note will replace the Convertible Note attached as
Exhibit 1 above.